Exhibit 10.14

August 1, 2013

Angela Ahrendts

Dear Angela:

I am delighted to offer you the newly created position of Senior Vice President, Retail and Online Store. In your new position you will report to me, with the effective start date to be determined. I look forward to working together and having you as a member of Apple’s executive team, which is collectively responsible for all of Apple’s key decisions. I know you will have an incredible impact on Apple and, through Apple, the world.

While the offer below contains a number of facets, what underlies it all is my strong belief that you are the right leader for Apple Retail and Apple’s Online Store.

Compensation

Salary

You will receive an annual base salary of (US)$875,000 (less deductions required by law) payable every other week in accordance with Apple’s standard payroll procedures. Apple reserves the right to modify salaries and benefits from time to time as it deems necessary, provided the criteria for determining any such modification shall be applied to you in a manner that is consistent with other members of Apple’s executive team of equal stature.

FY’14 Annual Bonus Plan for Executive Officers

You will be eligible to participate in Apple’s bonus plan for Executive Officers. Details about the plan, including eligibility, financial measurements and bonus targets, will be sent to you separately. The criteria used to determine your individual bonus under this bonus plan shall be applied to you in a manner that is consistent with other members of Apple’s executive team of equal stature.

Hire-On Bonus

You will be eligible to receive a hire-on bonus of Five Hundred Thousand Dollars (US)($500,000)(less deductions required by law), subject to the following terms and conditions. Apple will advance you payment of the bonus on the first payroll pay date following your start date. However, should you voluntarily terminate your employment with Apple within 12 months of your start date other than for Good Reason1, or if your employment is terminated by Apple

1     For purposes of this agreement and subject to the following provisions of this paragraph, “Good Reason” means you resign from your employment with Apple following one or more of these events: (1) a material reduction or increase in your duties or responsibilities, (2) your reporting structure is changed such that you no longer report to the CEO, (3) a material change in your primary work location after you have relocated to the San Francisco Bay Area, (4) any other breach by Company of any of its material commitments in connection with your employment. If you wish to claim Good Reason, you must (i) provide written notice to the CEO within 45 days after the occurrence of an event covered under (1)-(4), and (ii) have not given written permission for that event. Apple has 30 days to cure the event after receipt of your written notice. If Apple does not cure the event within that 30-day period, you may only terminate employment for Good Reason within 90 days after the expiration of the cure period.

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for Cause2, you will be responsible for reimbursing a pro-rata portion (based on service) of the advance bonus payment at Apple’s sole discretion.

Restricted Stock Unit Awards

You will be awarded restricted stock units (“RSUs”) as follows:

•	Make Whole Award. You will receive a make whole award of RSUs with an aggregate award value of (US)$37 million on the date of grant (“Make Whole RSUs”) (the date of grant being your start date). The Make Whole RSUs will vest as follows: (1) 26% will vest on June 1, 2014; (2) 32% will vest on April 1, 2015; (3) 21% will vest on July 18, 2015; (4) 15% will vest on June 14, 2016; (5) 3% will vest on June 14, 2017; and (6) 3% will vest on June 14, 2018.

•	New Hire Award. You will also receive a new hire award of RSUs with an aggregate award value of (US)$33 million on the date of grant (“New Hire RSUs”) (the date of grant being your start date). New Hire RSUs will be separated into three equal tranches, with a tranche scheduled to vest on each of the first, second and third annual anniversaries of the date of grant, provided that 40% of the RSUs in each tranche will be subject to performance-based vesting conditions in addition to your continued employment through the applicable vesting date. The Compensation Committee of the Board of Directors (“Compensation Committee”) will determine the additional performance-based vesting conditions applicable to the performance-based portion of your New Hire RSUs.

An RSU is the right to receive shares of Apple common stock upon vesting; one unit represents one share of Apple stock. The number of RSUs subject to an award will be determined by dividing the applicable award value set forth above by the Nasdaq closing price of a share of Apple stock on the date of grant and rounding up to the nearest whole share. Subject to the varying terms hereof, vesting of RSUs is subject to your continued employment by the Company through the applicable vesting date. In the event that your employment is terminated by Apple other than for Cause or you resign your employment with Apple for Good Reason, or in case of your death, your unvested Make Whole RSUs will fully vest upon such termination of employment. Otherwise, your awards will be subject to the termination of employment provisions of the applicable grant agreements.

After Compensation Committee approval of the awards, the specific terms and

2   For purposes of this agreement, “Cause” means (i) an act by you of fraud or material dishonesty in connection with your duties as an employee of Apple; (ii) an act by you which constitutes gross misconduct and which you should have reasonably known would be and is injurious to Apple in a significant way; (iii) your failure (after written notice and a reasonable opportunity to cure) to follow the lawful direction of the CEO or the Board of Directors; (iv) your willful and continued failure (after written notice and a reasonable opportunity to cure) to perform your material duties for Apple; or (v) a willful and material breach of an Apple policy or of your Intellectual Property Agreement; provided, however, a termination for “Cause” must be consistent with Apple’s standard practices with respect to executives of your stature.

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conditions applicable to the awards will be available in the grant agreement. Participation in Apple’s 2003 Employee Stock Plan (the “Stock Plan”) is subject to the written terms and conditions contained in the Stock Plan and the applicable grant agreements. The terms and conditions of all grant agreements (other than amounts and vesting schedules) as applied to you will be no less favorable than those terms and conditions applied to the regular awards granted to other members of Apple’s executive team of equal stature.

Severance

In the event that, within the first three years of your start date, your employment is terminated by Apple other than for Cause, or you resign your employment with Apple for Good Reason, Apple will pay you as severance (subject to applicable withholding) the amount of your base salary (at the rate in effect immediately prior to the termination of your employment) for the remainder of that three-year period. Any severance will be paid in a single lump sum payment on or within ten days after the 40th day following the last day of your employment with Apple, and such amount shall not be subject to mitigation or any reduction other than applicable withholding.

Benefits

As a full-time employee, you will be eligible to participate in Apple’s comprehensive benefits program, on a basis no less favorable to you than to other members of Apple’s executive team of equal stature. We’ve enclosed a Corporate Benefits Program Summary in this folder with more details.

Upon hire, you may immediately enroll in the Apple 401(k) Plan to which both you and Apple contribute. Apple matches your contributions made through payroll withholding starting at 50 cents for each dollar you contribute up to 6% of eligible pay. As a convenience to you, you will be automatically enrolled in the Apple 401(k) Plan with a before-tax contribution of 3% of your eligible base pay, with contributions starting approximately 30 days after your employment with Apple begins. If you do not wish to be automatically enrolled in the Apple 401(k) Plan, or if you wish to contribute a different percentage of eligible pay, you may opt-out or change your contribution election at any time. In addition, you will be enrolled in an automatic increase program. This program will increase your contributions by 1% each year on the anniversary of your automatic enrollment date, to a maximum of 6%. You can opt out of this program at any time, or you can choose to maintain the annual increase program after reaching the 6% maximum.

Participation in any of Apple’s benefits plans is subject to the written terms and conditions contained in the various plans. You will be given additional information regarding these benefits plans during your New Employee Orientation sessions. All such plans and their applicable terms will be no less favorable, and will be applied to you no less favorably, than to other members of Apple’s executive team of equal stature.

Relocation Package

The details of your relocation benefits are described in a separate Relocation Agreement.

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Conditions

This offer of employment is contingent on the following conditions.

•	On your first day of employment, and possibly from time to time thereafter, you must show proof of identity and legal right to work in the United States as required by federal immigration law. If you are unable to provide documentation of your authorization to work in the United States, Apple may terminate your employment.

•	Due to U.S. Department of Commerce requirements, if you’re not a U.S. citizen, U.S. permanent resident, Canadian citizen, political refugee, or a political asylum holder, you will be required to sign an assurance regarding obligations not to export controlled technical data or software to certain countries. If you’re a citizen of a restricted country (as identified by the Department of Commerce), Apple could be required to obtain an export license from the Department of Commerce. Apple will work with you to obtain this license within a time limit established by Apple. If for any reason Apple doesn’t receive a license within the established time frame, Apple may terminate your employment.

•	You must sign the Intellectual Property Agreement and return the signed agreement with this offer letter. Any exceptions or approvals required under the terms of the Intellectual Property Agreement must be approved by Apple’s Legal Department prior to your beginning work.

•	We believe that every employee should use good judgment and exercise uncompromising integrity when conducting Apple business. By accepting this offer, you acknowledge that you have received and read Apple’s Business Conduct Policy and that you agree to comply with its terms.

•	You must receive a satisfactory background check in accordance with Apple policy.

If any of the above conditions are not materially satisfied, Apple may withdraw this offer of employment.

Your employment relationship with Apple will be at will. This means that either you or Apple may terminate the employment relationship at any time and for any or no reason with or without notice (subject of course to the terms hereof).

Your employment will be governed by and interpreted under the laws of the State of California, without regard to conflict of law principles.

By signing this letter you agree that these are the only terms and conditions of your employment and acknowledge that you have not relied upon any other promises or representations, except those made in this letter, and in the Relocation Agreement referred to above.

This offer of employment is irrevocable until October 15, 2013. We must receive your written acceptance of this offer no later than 5:00 p.m. Pacific Time that day, and your start date with Apple must occur no later than May 1, 2014.

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I look forward to working together.

Sincerely,

/s/  Tim Cook

Tim Cook

CEO

On behalf of Apple Inc.

I accept the offer (sign below):

/s/ Angela Ahrendts	Oct. 14, 2013
Candidate Signature	Date

Angela Ahrendts
Printed Full Candidate Name

Apple Inc. | 1 Infinite Loop | Cupertino, California 95014

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